SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Autobytel Inc.
(Name of Subject Company [Issuer])
Infield Acquisition, Inc., Trilogy Enterprises, Inc., and Trilogy, Inc.
(Names of Filing Persons (as offeror(s)))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
05275N106
(CUSIP Number of Class of Securities)
Lance A. Jones, Esq.
Vice President and General Counsel
Trilogy Enterprises, Inc.
6011 West Courtyard Drive
Austin, Texas 78730
(512) 874-3100
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
Copy To:
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$14,655,787.60	$817.79

*	Estimated solely for purposes of calculating the filing fee only. Based upon information set forth in the issuer’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission, including the Form 10-K filed March 13, 2009 and the Form 8-K filed April 8, 2009. Based on the aggregate value of the cash, securities, or other property offered by the bidder(s) for shares of common stock, $0.001 par value per share, of the issuer (together with the associated stock purchase rights, the “Shares”) at a purchase price of $0.35 net per Share (without interest and subject to applicable withholding taxes), including 45,219,679 Shares outstanding less the 3,346,003 Shares owned by such bidder(s) and the affiliates of such bidder(s).

**	Determined pursuant to Rule 0-11 under the Exchange Act by multiplying the estimated transaction value by 0.00005580.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☑	third party tender offer subject to Rule 14d-l .

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by and on behalf of: (a) Infield Acquisition, Inc., a Delaware corporation (“Purchaser”); (b) Trilogy Enterprises, Inc., a Delaware corporation (“Trilogy Enterprises”); and (c) Trilogy, Inc., a Delaware corporation (“Trilogy”). This Schedule TO relates to the third-party tender offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share, of Autobytel Inc., a Delaware corporation (the “Company”), together with the associated stock purchase rights (“Rights” and together with such associated shares of common stock, “Shares”), at a net price per Share equal to $0.35 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 20, 2009 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) hereto, and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as amended or supplemented, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) hereto.
     The information required by each item of this Schedule TO is hereby incorporated herein by reference from the Offer to Purchase, including each schedule thereto, in answer to such item, except as otherwise provided herein.
Item 1. Summary Term Sheet.
     The information in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Certain Information Concerning the Company” and “Trading Market and Price.”
Item 3. Identity and Background of Filing Person.
     The information in the Offer to Purchase under the caption “Identity and Background of Filing Person(s)” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Summary Term Sheet” and “Terms of the Offer.”
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements.”
Item 6. Purposes of the Transaction and Plans or Proposals.
     The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Purposes of the Offer and Plans, Proposals or Negotiations.”
Item 7. Source and Amount of Funds or Other Consideration.
     The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Sources and Amount of Funds” and “Fees and Expenses.”

Item 8. Interest in Securities of the Subject Company.
     The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Identity and Background of Filing Person(s)” and “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements.”
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     The information in the Offer to Purchase under the caption “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     Not Applicable
Item 11. Additional Information.
     The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Certain Agreements, Regulatory Requirements and Legal Proceedings.”
Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated April 20, 2009

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Summary Advertisement published on April 20, 2009

(a)(5)(A)	Letter dated April 20, 2009 from Trilogy Enterprises, Inc. to the Company

(a)(5)(B)	Press Release issued April 20, 2009 by Trilogy Enterprises, Inc.

(a)(5)(C)	Briefs Note issued April 20, 2009 by Trilogy Enterprises, Inc.

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable
Item 13. Information Required by Schedule 13E-3.
     Not Applicable

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Infield Acquisition, Inc.

By:	/s/ Joseph A. Liemandt
Name:	Joseph A. Liemandt
Title:	President and Chief Executive Officer
Date:	April 20, 2009

Trilogy Enterprises, Inc.

By:	/s/ Joseph A. Liemandt
Name:	Joseph A. Liemandt
Title:	President and Chief Executive Officer
Date:	April 20, 2009

Trilogy, Inc.

By:	/s/ Joseph A. Liemandt
Name:	Joseph A. Liemandt
Title:	President and Chief Executive Officer
Date:	April 20, 2009

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated April 20, 2009

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Summary Advertisement published on April 20, 2009

(a)(5)(A)	Letter dated April 20, 2009 from Trilogy Enterprises, Inc. to the Company

(a)(5)(B)	Press Release issued April 20, 2009 by Trilogy Enterprises, Inc.

(a)(5)(C)	Briefs Note issued April 20, 2009 by Trilogy Enterprises, Inc.

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable